Exhibit 99.1

SMART TECHNOLOGIES INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Notice and Access

You are receiving this notification as SMART Technologies Inc. (“SMART”) has elected to use the notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders who do not hold their common shares of SMART (“Common Shares”) in their own name (the “Beneficial Shareholders”) in respect of its special meeting of shareholders to be held on April 28, 2016 (the “Meeting”). Under Notice and Access, instead of receiving paper copies of SMART’s management information circular dated March 16, 2016 (the “Circular”), Beneficial Shareholders are receiving this notice with information on how they may access the Circular electronically. SMART is providing this notice to all Beneficial Shareholders who have indicated that they want to receive the Circular. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce SMART’s printing and mailing costs.

MEETING DATE, TIME AND LOCATION:

WHEN:	Thursday, April 28, 2016 2:00 p.m. (Mountain Time)	WHERE:	3636 Research Road N.W. Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

SHARE CONSOLIDATION: Shareholders will be asked to approve the consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares, such consolidation to be implemented at the discretion of the board of directors of the Corporation. Information respecting the consolidation may be found in the “Particulars of Matters to be Acted Upon” section of the Circular.

OTHER BUSINESS: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Information Regarding Proxies and Voting at the Meeting” section of the Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

WEBSITES WHERE CIRCULAR IS POSTED

The Circular can be viewed online at www.sedar.com or at the following internet address: http://materials.proxyvote.com/83172R

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Beneficial Shareholders may request paper copies of the Circular to be sent to them at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR. Requests may be made by telephone at any time prior to the Meeting at 1-877-907-7643.

Requests should be received at least 5 business days in advance of the proxy deposit date and time set out in the accompanying voting instruction form in order to receive the Circular in advance of such date and the date of the Meeting.

VOTING

Beneficial Shareholders are asked to return their enclosed voting instruction form in accordance with the deadline and instructions noted on the voting instruction form.

Beneficial Shareholders with questions about Notice and Access can call toll free at 1-855-887-2244.

Please Note: You cannot use this notice to vote. If you do request a paper copy of the Circular, you will not receive a new voting instruction form so you should retain the form sent to you in order to vote.